                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                 Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                           Orion Network Systems, Inc.
                       --------------------------------
                               (Name of Issuer)

                     Common Stock, $.01 par value
                       --------------------------------
                        (Title of Class of Securities)

                                 68628K 10 4
                       --------------------------------
                                (CUSIP Number)

                   Scott M. Desmond, Esq.
                   Dorsey & Whitney LLP
                   250 Park Avenue
                   New York, New York 10177
                   (212) 415-9200
           -------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              January 31, 1997
                      --------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 8 pages

                                 SCHEDULE 13D
                                 ------------

CUSIP No.     68628K 10 4
            ---------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Trans-Atlantic Satellite, Inc., I.R.S. Identification No. 52-1765110

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [_]
                                                        (b) [_]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

                         7.   SOLE VOTING POWER
         NUMBER OF                 802,514 shares of Common Stock
          SHARES
       BENEFICIALLY      8.   SHARED VOTING POWER
         OWNED BY                     0 shares of Common Stock
          EACH
        REPORTING        9.   SOLE DISPOSITIVE POWER
         PERSON                    802,514 shares of Common Stock
          WITH
                        10.   SHARED DISPOSITIVE POWER
                                      0 shares of Common Stock

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         802,514 shares of Common Stock

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                            [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.8%

14.  TYPE OF REPORTING PERSON*

         CO
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 3 of 8 pages

Item 1.   Security and Issuer
          -------------------

    The securities to which this Schedule 13D relates are shares of Common Stock, $.01 par value per share (the "Common Stock"), of Orion Network Systems, Inc., a corporation organized under the laws of the State of Delaware (the "Issuer"). The address of the Issuer's principal executive offices is 2440 Research Boulevard, Suite 400, Rockville, Maryland 20850.

Item 2.   Identity and Background
          -----------------------

    (a-c)     This statement is being filed on behalf of Trans-Atlantic
Satellite, Inc., a corporation organized under the laws of the State of Delaware (the "Reporting Person"). The Reporting Person is a directly and indirectly wholly-owned subsidiary of Nisso Iwai Corporation, a Japanese corporation, and was organized in September, 1990, for the sole purposes of investing as a limited partner in International Private Satellite Partners, L.P. ("Orion Atlantic") and other related transactions with Orion Atlantic. The Reporting Person does not engage in any other business. The Reporting Person's principal place of business and principal office is located at 1211 Avenue of the Americas, 41st Floor, New York, New York 10036. Attached as Appendix A is information concerning (i) the executive officers and directors of the Reporting Person and of the person ultimately in control of the Reporting Person and (ii) each person controlling the Reporting Person, as is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

    (d-e)     During the last five years, neither the Reporting Person nor any of the persons referred to in Appendix A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------
    Not applicable. The transaction giving rise to the filing of this Statement did not involve the purchase of Common Stock by the Reporting Person.

Item 4.  Purpose of the Transaction
         --------------------------

    The Issuer was formed pursuant to a merger under a certain Agreement and Plan of Merger (the "Merger Agreement") by and between Orion Network Systems, Inc. ("Old ONS"), a Delaware corporation (formed in 1982 to pursue authorization from the U.S. Federal Communications Commission to operate a transatlantic communications satellite system) and the Issuer, a newly formed wholly owned subsidiary of ONS. Upon the effectiveness of the merger, the Issuer changed its name to Orion Network Systems, Inc. The description herein of the Merger Agreement is qualified in its entirety by the complete text of Exhibit 1. In 1991, Old ONS and seven limited

                                                               Page 4 of 8 pages

partners, including the Reporting Person, formed Orion Atlantic, of which a wholly owned subsidiary of ONS was General Partner, to construct, launch, own and operate Orion 1, a high power Ku-band satellite, which commenced operations in January 1995. The limited partners, including the Reporting Person, invested $90 million in Orion Atlantic and provided credit support for the Orion 1 credit facility (the "Orion 1 Credit Facility"). On January 31, 1997, the Issuer completed its offering, (the "Bonds Offering") pursuant to a Registration Statement on Form S-1, of (i) 445,000 Senior Note Units, each consisting of one 11-1/4% Senior Note due 2007 and one Warrant to purchase .8463 shares of Common Stock, and (ii) 484,000 Senior Discount Note Units, each consisting of one 12-1/2% Senior Discount Note due 2007 and one Warrant to purchase .6628 shares of Common Stock, and repaid in full the Orion 1 Credit Facility using in part the proceeds of the Bonds Offering.

    The Issuer entered into the Section 351 Exchange Agreement and Plan of Conversion (Exhibit 2), as amended by the First Amendment (Exhibit 3) (as amended, the "Exchange Agreement"), with all of the limited partners, including the Reporting Person, of Orion Atlantic (the "Limited Partners"), pursuant to which, and effective upon completion of the Bonds Offering, the Merger and the other conditions provided in the Exchange Agreement the Issuer became 100% owner of Orion Atlantic and obtained the cancellation of approximately $37.5 million of obligations of Orion Atlantic to the Limited Partners in return for the issuance to the Limited Partners of Series C 6% Cumulative Redeemable Convertible Preferred Stock, $.01 par value of the Issuer (the "Preferred Stock"), and the release of certain credit support obligations of the Limited Partners. Pursuant to and subject to the terms and conditions of the Exchange Agreement, the Reporting Person and all other Limited Partners have entered into an Agreement Regarding Transfer Restrictions (Exhibit E to the Exchange Agreement), whereby (i) there are restrictions on transfer of the shares of Common Stock issuable upon conversion of the Preferred Stock for a period of 180 days after issuance of the Preferred Stock, and (ii) during any 90 day period, with certain exceptions, the Reporting Person and each of the Limited Partners may not transfer shares of Common Stock issuable upon conversion of Preferred Stock in excess of 25% of the aggregate number of shares of Common Stock issuable upon conversion of the Preferred Stock to the Reporting Person or each of the Limited Partners pursuant to the Exchange Agreement. The description herein of the Exchange Agreement is qualified in its entirety by the complete text of Exhibits 2 and 3.


    The Preferred Stock (i) is convertible as of the date of issuance in Common Stock; (ii) pays dividend (subject to the preferential rights of holders of Series A Preferred Stock of the Issuer and Series B Preferred Stock of the Issuer) at the rate of 6% per annum, payable exclusively (except in the event of liquidation) in Common Stock (dividends accrue on a daily basis commencing on the date of issuance of each share of Preferred Stock at the simple interest rate of 6% per annum, and the number of shares of Common Stock distributable in a dividend on each share of Preferred Stock is calculated based on the market price of such stock; all preferred stock issued after January 31 is required to be subordinated to the Preferred Stock); (iii) has liquidation rights (subject to the liquidation rights of holders of Series A Preferred Stock of the Issuer and Series B Preferred Stock of the Issuer) before any distribution or payment to holders of Common Stock or any other series of stock of the Issuer ranking junior to the Preferred Stock an amount in cash equal to the greater or (a) $1,000 per share (plus an amount equal to all accrued but unpaid dividends) of all shares of Preferred Stock held by such holder,

                                                               Page 5 of 8 pages

or (b) the amount which would be distributed with respect to the shares of Common Stock into which such shares of Preferred Stock are convertible (assuming conversion of all outstanding Preferred Stock) immediately prior to the record date for such distribution on an as-converted basis; (iv) has voting rights on all matters submitted to the stockholders for a vote together with the holders of Common Stock and the holders of Series A Preferred Stock of the Issuer and Series B Preferred Stock of the Issuer, voting together as a single class, on an as-converted basis; (v) is redeemable (a) in the year 2022, or (b) at any time after the second anniversary of the date of the issuance of the Preferred Stock under the Exchange Agreement, or (c) if prior to such date, immediately prior to the consummation of any consolidation, merger or sale in which the successor entity or purchasing entity is other than the Issuer, by the Issuer at its option and to the extent it has funds legally sufficient therefor and is permitted to do so, may redeem the Preferred Stock then outstanding, in whole or in part, for an aggregate redemption price of $1,000 per share (plus accrued and unpaid dividends thereon); (vi) provides holders of Preferred Stock the right at any time to convert all or a portion of their shares of Preferred Stock into shares of Common Stock at a rate specified in the Certificate of Designations of the Preferred Stock (Exhibit 4); and (vii) may, in certain circumstances, be mandatorily converted by the Issuer into shares of Common Stock at a conversion rate to be determined in accordance with the provisions of the Certificate of Designations. The description herein of the terms of the Preferred Stock is qualified in its entirety by the complete text of Exhibit 4.

    The Limited Partners, including the Reporting Person, and the Issuer have entered into a Registration Rights Agreement with the Issuer (Exhibit D to the Exchange Agreement), granting shelf registration rights, demand registration rights and piggy-back registration rights to the Limited Partners holding Preferred Stock. The description herein of the Registration Rights Agreement is qualified in its entirety by the complete text of Exhibit D.

    Except as described in this Item 4 and elsewhere in this Schedule 13D, neither the Reporting Person nor any of the persons named in Appendix A to Item 2 of this Schedule 13D owns any warrants, rights or options to purchase Common Stock.

    Except as described in this Item 4 and elsewhere in this Schedule 13D, neither the Reporting Person nor any of the persons named on Appendix A to Item 2 of this Schedule 13D has any plans or proposals (in its or his capacity as a stockholder or a principal of a stockholder of the Issuer) which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
(i) a class of equity securities of the

                                                               Page 6 of 8 pages

Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended; or (j) any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     (a) The Reporting Person directly owns shares of Preferred Stock convertible into 802,514 shares of Common Stock. Such holdings would constitute beneficial ownership of 6.8% of the outstanding shares of Common Stock.

     (b) The number of shares of Common Stock as to which the Reporting Person may be deemed to (i) have sole power to vote or to direct the vote,
(ii) shared power to vote or to direct the vote, (iii) sole or shared power to dispose or to direct the disposition, or (iv) shares power to dispose or direct the disposition is set forth in the cover page and such information is incorporated herein by reference.

     (c) Except as reported in Item 4 herein, there have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Person and persons named in Appendix A to Item 2 of this Schedule 13D.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer
          ---------------------------

     To the best knowledge of the Reporting Person and each person named in Appendix A to Item 2 of this Schedule 13D, except for the agreements referred to in Item 4 herein, there is no contract, arrangement, understanding or relationship (legal or otherwise) between any of the Reporting Persons and any other person with respect to the Preferred Stock or Common Stock, including but not limited to transfer or voting of either the Preferred Stock or the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

1. Exhibit 1 - Agreement and Plan of Merger, dated as of January 8, 1997, by and among the Issuer (a newly formed Delaware corporation), the predecessor company of the Issuer and Orion Merger Company, Inc. (Incorporated by reference to Exhibit number 2.1 in Registration Statement No. 333-19795 on Form S-4 of Orion Newco Services, Inc.)

2. Exhibit 2 - Form of Section 351 Exchange Agreement and Plan of Conversion, dated as June __, 1996 by and among the Issuer, the Reporting Person and the

                                                               Page 7 of 8 pages

Limited Partners. (Incorporated by reference to Exhibit 10 in Current Report on Form 8-K dated December 20, 1996 of Orion Network Systems, Inc.)

3. Exhibit 3 - Form of First Amendment to Exchange Agreement, dated as December __, 1996 by and among the Issuer, the Reporting Person and the Limited Partners. (Incorporated by reference to Exhibit 10.45 in Registration Statement No. 333-19795 on Form S-4 of Orion Newco Services, Inc.)

4. Exhibit 4 - Form of Series C 6% Cumulative Redeemable Convertible Preferred Stock of Orion Newco Services, Inc.(Incorporated by reference to Exhibit 4.3 in Form 8-B pursuant to Section 12(g) dated January 31, 1997 of Orion Newco Services, Inc.)


Signature
-----------

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement by or about the undersigned is true, complete and correct.

Dated: February 10, 1997

                                  TRANS-ATLANTIC SATELLITE, INC.



                        By: /s/ Koichi Mori
                            -------------------------------------------
                            Name:  Koichi Mori
                            Title: Vice President

                                                               Page 8 of 8 pages


                                  APPENDIX A

                           TRANS-ATLANTIC  SATELLITE, INC.


PRESIDENT AND DIRECTOR                 VICE PRESIDENT, DIRECTOR AND SECRETARY
HIDETOSHI NISHIMURA                    KOICHI MORI

VICE PRESIDENT AND DIRECTOR            VICE PRESIDENT
NAOYOSHI ABE                           ATSUFUMI FUJISHIMA


TREASURER  AND DIRECTOR
KATSUHIKO MASADA

     EACH OF THE ABOVE-LISTED PERSONS IS A JAPANESE CITIZEN WHOSE PRINCIPAL PLACE OF BUSINESS IS 1211 AVENUE OF AMERICAS, 41ST FLOOR, NEW YORK, NEW YORK 10036.

                          NISSHO IWAI OFFICERS AND DIRECTORS

MANAGING DIRECTORS                DIRECTORS                CORPORATE AUDITORS

TOSHIHIRO TAMURA                  SHOICHI TANAKA           TSUNEMITSU KITAYAMA
TAKESHI CHIBA                     AKIYO NOZUE              KINPEL SHIOTA
SABURO SAKAKIBARA                 HIROHIKO KITAZAWA        MASAJI SHINAGAWA
TOSHIHISA KAJIWARA                TAKAHARU TANABE          YOSHIRO YOSHIDA
SUKEJI ISHINO                     YOSHISHIGE AIKEI
YOSHINORI TAKEDA                  SUKEYOSHI WATANABE
KAZUO INOHARA                     MASASHI MIZUTANI
TAKAYUKI MABUCHI                  HIDETOSHI NISHIMURA
YOSHITO OTAKE                     MASAYOSHI HONMA
                                  SHOUZOU WATANABE
                                  SHINPACHI HASEGAWA
                                  TOUMA MASAOKA
                                  KOUSAKU NAKATANI
                                  TETSUYA YOSHIOKA
                                  SHIRO YASUTAKE
                                  KUNIHIDE IZUMI
                                  RYUJI HORI

                                  BOARD OF DIRECTORS

PRESIDENT                         SENIOR MANAGING DIRECTORS
MASATAKE KUSAMICHI                SUSUMU YOSHIDA
                                  HIROSHI TOMOMORI
EXECUTIVE VICE-PRESIDENTS         MASAYOSHI TORIUMI
MATAMITSU GOTO                    MASAMITSU HIROUMI
TASURO OKADA                      YASUO KATO
                                  AKIRA YOKOUCHI
                                  NOBUTOSHI GONDA
                                  KATSUMI YOSHIOKA

     EACH OF THE ABOVE-LISTED PERSONS IS A JAPANESE CITIZEN WHOSE PRINCIPAL PLACE OF BUSINESS IS 4-5, AKASAKA 2-CHOME, MINATO-KU, TOKYO 107, JAPAN.